SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                (Amendment No. 2)

                   Under the Securities Exchange Act of 1934*

                               TXCO Resources Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    87311M102
--------------------------------------------------------------------------------
                      (CUSIP Number of Class of Securities)

                                 Daniel S. Loeb
                                 Third Point LLC
                                 390 Park Avenue
                               New York, NY 10022
                                 (212) 224-7400
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                   Copies to:
                            Michael A. Schwartz, Esq.
                          Willkie Farr & Gallagher LLP
                               787 Seventh Avenue
                             New York, NY 10019-6099
                                 (212) 728-8000

                                February 21, 2008
--------------------------------------------------------------------------------
                          (Date of Event which Requires
                            Filing of this Schedule)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

---------------------------                          ---------------------------
CUSIP No. 87311M102                                  Page 2 of 7 Pages
---------------------------                          ---------------------------


----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            Third Point LLC
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a) [ ]
                                                                 (b) [X]
----------- --------------------------------------------------------------------
    3       SEC USE ONLY
----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            AF
----------- --------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
            ITEMS 2(d) or 2(e)     [ ]
----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER
NUMBER OF SHARES
BENEFICIALLY OWNED              0
BY EACH REPORTING     --------- ------------------------------------------------
PERSON WITH              8      SHARED VOTING POWER

                                2,820,000
                      --------- ------------------------------------------------
                         9      SOLE DISPOSITIVE POWER

                                0
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                2,820,000
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            2,820,000
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES* [ ]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            8.3%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            OO
----------- --------------------------------------------------------------------

                                  SCHEDULE 13D

---------------------------                          ---------------------------
CUSIP No. 87311M102                                  Page 3 of 7 Pages
---------------------------                          ---------------------------


----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            Daniel S. Loeb
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a) [ ]
                                                                 (b) [X]
----------- --------------------------------------------------------------------
    3       SEC USE ONLY
----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            AF
----------- --------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
            ITEMS 2(d) or 2(e)     [ ]
----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            United States
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER
NUMBER OF SHARES
BENEFICIALLY OWNED              0
BY EACH REPORTING     --------- ------------------------------------------------
PERSON WITH              8      SHARED VOTING POWER

                                2,820,000
                      --------- ------------------------------------------------
                         9      SOLE DISPOSITIVE POWER

                                0
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                2,820,000
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            2,820,000
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES* [ ]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            8.3%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            IN
----------- --------------------------------------------------------------------

     This Amendment No. 2 to Schedule 13D ("Amendment No. 2") is filed on behalf of Third Point LLC, a Delaware limited liability company (the "Management Company") and Daniel S. Loeb, an individual ("Mr. Loeb" and together with the Management Company, the "Reporting Persons"), and amends the Schedule 13D filed on November 28, 2007 (as amended by Amendment No. 1 thereto filed on January 24, 2008 and this Amendment No. 2, the "Schedule 13D"). This Amendment No. 2 relates to the common stock, par value $0.01 per share (the "Common Stock"), of TXCO Resources Inc., a Delaware corporation (the "Company"). The Management Company is the investment manager or adviser to a variety of funds and managed accounts (such funds and accounts, the "Funds", and collectively with the Reporting Persons, "Third Point"). The Funds directly own the Common Stock to which this statement on Schedule 13D relates, and the Management Company and Mr. Loeb may be deemed to beneficially own such Common Stock by virtue of the authority granted to them by the Funds to vote and to dispose of the securities held by the Funds, including the Common Stock. Capitalized terms used herein and not otherwise defined have the meanings ascribed thereto in the Schedule 13D.

Item 4.   Purpose of Transaction

     Item 4 of the Schedule 13D is hereby amended by adding the following thereto:

     On February 21, 2008, Third Point Offshore Fund, Ltd. delivered to the Company the notice required under the Company's bylaws of Third Point's intention to nominate, at the 2008 Annual Meeting, three individuals - Jacob Roorda, Todd Q. Swanson and Anthony Tripodo - to stand for election as Class A directors of the Company for terms expiring in 2011. Third Point intends to solicit proxies for the election of its nominees at the 2008 Annual Meeting.

     On February 25, 2008, Third Point filed in the Delaware Court of Chancery an Amended Verified Complaint (the "Amended Complaint") which, based on newly-discovered internal emails and memoranda, provided further factual support for the allegations in the Verified Complaint filed on January 23, 2008 and added a separate count for breach of the duty of care. The Amended Complaint alleges that newly-discovered memoranda and emails confirm that the purpose of adding James Hewitt to the Board was to prevent Third Point from obtaining three out of six seats on the Board at the 2008 Annual Meeting. The Amended Complaint also alleges, based upon newly-discovered evidence, that the appointment of Mr. Hewitt was the product of a breach of duty of care because Mr. Hewitt's appointment was a rushed and reckless process, without due deliberation by, or even a meeting of, the Board or its Governance and Nominating Committee. The Amended Complaint further alleges that internal communications confirm that Mr. Hewitt's appointment on January 11, 2008 was in direct response to a call for action by James E. Sigmon, the Company's Chairman and CEO, on December 18, 2007
- a few weeks after Third Point filed its Schedule 13D announcing its intent to nominate a slate of directors to replace half of the Board at the 2008 Annual Meeting and warning the Board not to deprive shareholders of the important opportunity to elect three of the Board's six members.

     The Amended Complaint also alleges that, contrary to the misleading impression created by the Company's January 14 Press Release that the search for Mr. Hewitt was a deliberative process, internal communications reveal that the search for Mr. Hewitt was not a search at all, but a mad dash to add a seventh director and that the Company's January 14 Press Release was designed to cover up the Board's astonishing lack of care as well as the true purpose in appointing Mr. Hewitt, namely, to ensure that Third Point and the Company's other shareholders could only elect a minority of the Board at the 2008 Annual Meeting. Third Point believes that the newly discovered evidence further underscores its allegation that the Board appointed Mr. Hewitt in direct response to Third Point's original 13D and to dilute the potential influence of directors nominated by Third Point.

     The description of the Amended Complaint contained herein is qualified by reference to the Amended Verified Complaint, a copy of the public version of which is filed herewith as Exhibit 99.4 and incorporated herein by reference in its entirety.

                                      * * *

     In connection with their intended proxy solicitation, Third Point LLC and certain of its affiliates intend to file a proxy statement with the Securities and Exchange Commission (the "SEC") to solicit stockholders of the Company. THIRD POINT LLC STRONGLY ADVISES ALL STOCKHOLDERS OF THE COMPANY TO READ THE PROXY STATEMENT WHEN IT BECOMES AVAILABLE BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION, INCLUDING INFORMATION RELATING TO THE PARTICIPANTS IN ANY SUCH PROXY SOLICITATION. SUCH PROXY STATEMENT, WHEN FILED, AND ANY OTHER RELEVANT DOCUMENTS WILL BE AVAILABLE AT NO CHARGE ON THE SEC'S WEBSITE AT HTTP://WWW.SEC.GOV.

THIRD POINT PARTICIPANT INFORMATION

In accordance with Rule 14a-12(a)(1)(i) of the Securities Exchange Act of 1934, as amended, the following persons are anticipated to be, or may be deemed to be, participants in any such proxy solicitation by Third Point LLC: Third Point LLC, Daniel S. Loeb, Third Point Offshore Fund, Ltd., Third Point Ultra Ltd., Third Point Partners LP, Third Point Partners Qualified LP and Lyxor/Third Point Fund Limited, Jacob Roorda, Todd Q. Swanson and Anthony Tripodo. Certain of these persons hold direct or indirect interests as follows: Third Point LLC may be deemed to beneficially own 2,820,000 shares of Common Stock; Mr. Loeb may be deemed to beneficially own 2,820,000 shares of Common Stock; Third Point Offshore Fund, Ltd. may be deemed to beneficially own 1,459,500 shares of Common Stock; Third Point Ultra Ltd. may be deemed to beneficially own 514,500 shares of Common Stock; Third Point Partners LP may be deemed to beneficially own 239,800 shares of Common Stock; Third Point Partners Qualified LP may be deemed to beneficially own 398,100 shares of Common Stock; Lyxor/Third Point Fund Limited may be deemed to beneficially own 208,100 shares of Common Stock; and Mr. Roorda, Mr. Swanson and Mr. Tripodo each have an interest in being nominated and elected as a director of the Company.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

     Item 6 of the Schedule 13D is hereby amended by adding the following thereto:

     On January 23, 24 and 25, 2008, the Funds entered into standardized, cash-settled swap agreements with UBS Securities LLC, as counterparty, for which the Common Stock is the reference security. These agreements cover, respectively, 150,000, 50,000 and 100,000 notional shares and use reference prices of $11.77, $11.96 and $12.15, respectively. Under each swap agreement, the Funds have taken the "long" side of the swap and therefore are entitled to the economic benefits, and are subject to the economic risks, of owning the Common Stock, but have no rights or powers with respect to any shares of Common Stock as a result of those agreements. Neither the Management Company, Mr. Loeb nor any of the Funds is the beneficial owner of any shares of Common Stock as a result of the swap agreements described above, and, accordingly, the number of shares of Common Stock stated as beneficially owned by the Reporting Persons in this Schedule 13D does not include any ownership as a result of such swap agreements. The swap agreements terminate on January 27, 2011, January 27, 2011 and January 28, 2011, respectively, or upon the written notice of either party.

Item 7.   Material to be Filed as Exhibits.

99.4 Copy of the Amended Verified Complaint for Declaratory and Injunctive Relief filed in the Court of Chancery of the State of Delaware on February 25, 2008, with exhibits (as redacted).

99.5 Power of Attorney granted by Daniel S. Loeb in favor of Zachary Snow, Keith Waller, and Bruce Wilson, dated February 11, 2008.


                         [Signatures on following page]

                                   SIGNATURES

          After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  February 27, 2008


                                THIRD POINT LLC

                                By:  Daniel S. Loeb, Chief Executive Officer


                                By: /s/ Keith Waller
                                    --------------------------------------------
                                    Name:   Keith Waller
                                    Title:  Attorney-in-Fact




                                DANIEL S. LOEB


                                By: /s/ Keith Waller
                                    --------------------------------------------
                                    Name:   Keith Waller
                                    Title:  Attorney-in-Fact


               [SIGNATURE PAGE TO AMENDMENT NO. 2 TO SCHEDULE 13D
                      WITH RESPECT TO TXCO RESOURCES INC.]